# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ERock, Inc., CIK 0002110029
CUSIP: 296013105
Title of class of securities: Class A common stock, $0.01 par value per share
Address of issuer's principal executive offices: 1113 VINE ST., SUITE 101, HOUSTON, Texas (TX), 77002
Date of event which requires filing of this statement: 06/11/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002138568

## Reporting persons
- McAndrew Walter Thomas Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 16,311,579; shared voting power 6,275,539; sole dispositive power 16,311,579; shared dispositive power 6,275,539; aggregate amount beneficially owned 22,587,118 (31.9% of the class)
  Comment: The 16,311,579 shares of Class A common stock, par value $0.01 per share (such shares, "Class A Shares"), of ERock, Inc. (the "Issuer") that are subject to the sole voting and dispositive power of Walter Thomas McAndrew, Jr. ("W.T. McAndrew") are attributable to the (i) 50,550 Class A Shares owned directly by W.T. McAndrew, and (ii) 16,261,029 shares of the Issuer's Class B common stock, par value $0.01 per share (such shares, "Class B Shares"), and 16,261,029 corresponding Class B membership interests of Enchanted Rock Holdings, LLC ("ER Holdings"; such interests, "Class B Units") held directly by him.
  
  The 6,275,539 Class A Shares that are subject to W.T. McAndrew's shared voting and dispositive power are attributable to the 6,275,539 Class B Shares and 6,275,539 corresponding Class B Units held by McAndrew Holdings, Ltd. ("McAndrew Holdings"), with respect to which W.T. McAndrew may be deemed to share voting and investment power in his capacity as a manager of McAndrew Holdings, LLC, the general partner of McAndrew Holdings.
  
  The Class B Units of ER Holdings are exchangeable, at the holder's option, on a one-for-one basis into Class A Shares of the Issuer. Upon the exchange of Class B Units into Class A Shares, an equivalent number of Class B Shares will be automatically cancelled. Accordingly, the aggregate of 22,536,568 Class B Units held by W.T. McAndrew and McAndrew Holdings are exchangeable into 22,536,568 Class A Shares within 60 days of the filing date of this Schedule 13G (the "Filing Date").
  
  W.T. McAndrew's percentage of beneficial ownership was calculated in accordance with the U.S. Securities and Exchange Commission (the "SEC") rules for calculating percentages of beneficial ownership, based on the Issuer having 48,174,023 Class A Shares outstanding as of August 7, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 12, 2026 (the "Quarterly Report"), and includes the 22,536,568 Class A Shares that W.T. McAndrew has the right to acquire, directly and indirectly through McAndrew Holdings, within 60 days of the Filing Date upon the exchange of the Class B Units and the cancellation of the corresponding Class B Shares held by W.T. McAndrew and McAndrew Holdings.
- McAndrew Holdings, Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 6,275,539; sole dispositive power 0; shared dispositive power 6,275,539; aggregate amount beneficially owned 6,275,539 (11.5% of the class)
  Comment: The 6,275,539 Class A Shares that are beneficially owned by McAndrew Holdings are attributable to the 6,275,539 Class B Shares of the Issuer and 6,275,539 corresponding Class B Units of ER Holdings held by McAndrew Holdings. The Class B Units are exchangeable, at the option of McAndrew Holdings, into 6,275,539 Class A Shares within 60 days of the Filing Date. Upon such exchange, the 6,275,539 Class B Shares owned by McAndrew Holdings would be canceled.
  
  The percentage of beneficial ownership reported for McAndrew Holdings was calculated in accordance with the SEC rules for calculating percentages of beneficial ownership, based on the Issuer having 48,174,023 Class A Shares outstanding as of August 7, 2026, as reported by the Issuer in the Quarterly Report, and includes the 6,275,539 Class A Shares that McAndrew Holdings has the right to acquire within 60 days of the Filing Date upon the exchange of its Class B Units and the cancellation of its Class B Shares.
- McAndrew Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 6,275,539; sole dispositive power 0; shared dispositive power 6,275,539; aggregate amount beneficially owned 6,275,539 (11.5% of the class)
  Comment: The 6,275,539 Class A Shares that are that are beneficially owned by McAndrew Holdings, LLC (the "General Partner") are attributable to the 6,275,539 Class B Shares of the Issuer and 6,275,539 corresponding Class B Units of ER Holdings held by McAndrew Holdings, with respect to which the General Partner may be deemed to share voting and investment power in its capacity as the general partner of McAndrew Holdings. The Class B Units are exchangeable, at the option of McAndrew Holdings, into 6,275,539 Class A Shares within 60 days of the Filing Date. Upon such exchange, the 6,275,539 Class B Shares owned by McAndrew Holdings would be canceled.
  
  The General Partner's percentage of beneficial ownership was calculated in accordance with the SEC rules for calculating percentages of beneficial ownership, based on the Issuer having 48,174,023 Class A Shares outstanding as of August 7, 2026, as reported by the Issuer in the Quarterly Report, and includes the 6,275,539 Class A Shares that McAndrew Holdings has the right to acquire within 60 days of the Filing Date upon the exchange of its Class B Units and the cancellation of its Class B Shares.
- Jay Willis McAndrew: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,275,539; sole dispositive power 0; shared dispositive power 6,275,539; aggregate amount beneficially owned 6,275,539 (11.5% of the class)
  Comment: The 6,275,539 Class A Shares that are beneficially owned by Jay Willis McAndrew ("J.W. McAndrew") are attributable to the 6,275,539 Class B Shares of the Issuer and 6,275,539 corresponding Class B Units of ER Holdings owned by McAndrew Holdings, with respect to which J.W. McAndrew may be deemed to share voting and investment power in her capacity as a manager of the General Partner of McAndrew Holdings. The Class B Units are exchangeable, at the option of McAndrew Holdings, into 6,275,539 Class A Shares within 60 days of the Filing Date. Upon such exchange, the 6,275,539 Class B Shares owned by McAndrew Holdings would be canceled.
  
  J.W. McAndrew's percentage of beneficial ownership was calculated in accordance with the SEC rules for calculating percentages of beneficial ownership, based on the Issuer having 48,174,023 Class A Shares outstanding as of August 7, 2026, as reported by the Issuer in the Quarterly Report, and includes the 6,275,539 Class A Shares that McAndrew Holdings has the right to acquire within 60 days of the Filing Date upon the exchange of its Class B Units and the cancellation of its Class B Shares.

## Item 1. Issuer
Name of issuer: ERock, Inc.
Address of issuer's principal executive offices: 1113 VINE ST., SUITE 101, HOUSTON, TEXAS, 77002

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed jointly by (i) Walter Thomas McAndrew, Jr. ("W.T. McAndrew"), individually and in his capacity as a manager of McAndrew Holdings, LLC (the "General Partner"), the general partner of McAndrew Holdings, Ltd. ("McAndrew Holdings"); (ii) McAndrew Holdings; (iii) the General Partner, in its capacity as the general partner of McAndrew Holdings; and (iv) Jay Willis McAndrew ("J.W. McAndrew"), in her capacity as a manager of the General Partner (such persons, collectively, the "Reporting Persons," and each, a "Reporting Person"). The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons constitute a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or that any such person is the beneficial owner of any securities other than those set forth in this Schedule 13G.
Address of principal business office or, if none, residence: The residence or business address of each Reporting Person is 927 North Shore Drive, Kemah, Texas 77565.
Citizenship:
W.T. McAndrew and J.W. McAndrew are United States citizens.

McAndrew Holdings is a Texas limited partnership.

The General Partner is a Texas limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
W.T. McAndrew: 22,587,118 shares (1)(3)(4)

McAndrew Holdings: 6,275,539 shares (2)(3)(4)

General Partner: 6,275,539 shares (2)(3)(4)

J.W. McAndrew: 6,275,539 shares (2)(3)(4)

(1) The reported beneficial ownership of W.T. McAndrew is attributable to the: (i) 50,550 Class A Shares of the Issuer owned by W.T. McAndrew; (ii) 16,261,029 Class B Shares of the Issuer and 16,261,029 corresponding Class B Units of ER Holdings held by W.T. McAndrew; and (iii) 6,275,539 Class B Shares and 6,275,539 corresponding Class B Units held by McAndrew Holdings. As a manager of the General Partner of McAndrew Holdings, W.T. McAndrew may be deemed to share voting and investment power over the securities held by McAndrew Holdings.

(2) The reported beneficial ownership of McAndrew Holdings, the General Partner, and J.W. McAndrew is attributable to the 6,275,539 Class B Shares of the Issuer and 6,275,539 corresponding Class B Units of ER Holdings owned by McAndrew Holdings. The General Partner, as the general partner of McAndrew Holdings, and J.W. McAndrew, as a manager of the General Partner, may each be deemed to share voting and investment power over the securities held by McAndrew Holdings.

(3) The Class B Units are exchangeable, at the holder's option, on a one-for-one basis into Class A Shares of the Issuer. Upon the exchange of Class B Units, an equivalent number of Class B Shares will be automatically cancelled.

(4) Each Reporting Person disclaims beneficial ownership of all securities reported in this Schedule 13G except to the extent of such Reporting Person's pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.
Percent of class:
W.T. McAndrew: 31.9% (1)

McAndrew Holdings: 11.5% (2)

General Partner: 11.5% (2)

J.W. McAndrew: 11.5% (2)

(1) The denominator used to calculate W.T. McAndrew's percentage of beneficial ownership consists of the (i) 48,174,023 Class A Shares reported by the Issuer as being outstanding as of August 7, 2026, as reported by the Issuer in the Quarterly Report, and (ii) 22,536,568 Class A Shares that W.T. McAndrew has the right to acquire within 60 days of the Filing Date, directly and indirectly through McAndrew Holdings, upon the exchange of the Class B Units and the cancellation of the Class B Shares held by W.T. McAndrew and McAndrew Holdings.

(2) The denominator used to calculate the percentage of beneficial ownership of McAndrew Holdings, the General Partner, and J.W. McAndrew consists of the (i) 48,174,023 Class A Shares reported by the Issuer as being outstanding as of August 7, 2026, as reported by the Issuer in the Quarterly Report, and (ii) 6,275,539 Class A Shares that McAndrew Holdings has the right to acquire within 60 days of the Filing Date upon the exchange of its Class B Units and the cancellation of its Class B Shares.
Sole power to vote or to direct the vote:
W.T. McAndrew: 16,311,579 shares

McAndrew Holdings: 0 shares

General Partner: 0 shares

J.W. McAndrew: 0 shares
Shared power to vote or to direct the vote:
W.T. McAndrew: 6,275,539 shares

McAndrew Holdings: 6,275,539 shares

General Partner: 6,275,539 shares

J.W. McAndrew: 6,275,539 shares
Sole power to dispose or to direct the disposition:
W.T. McAndrew: 16,311,579 shares

McAndrew Holdings: 0 shares

General Partner: 0 shares

J.W. McAndrew: 0 shares
Shared power to dispose or to direct the disposition:
W.T. McAndrew: 6,275,539 shares

McAndrew Holdings: 6,275,539 shares

General Partner: 6,275,539 shares

J.W. McAndrew: 6,275,539 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement, dated August 14, 2026, by and among the Reporting Persons (filed herewith).

## Signatures
- McAndrew Walter Thomas Jr.: /s/ Walter Thomas McAndrew, Jr., Walter Thomas McAndrew, Jr., individually (08/14/2026)
- McAndrew Holdings, Ltd.: /s/ Walter Thomas McAndrew, Jr. and /s/ Jay Willis McAndrew, Managers of McAndrew Holdings, LLC, the Reporting Person's General Partner (08/14/2026)
- McAndrew Holdings, LLC: /s/ Walter Thomas McAndrew, Jr. and /s/ Jay Willis McAndrew, Managers (08/14/2026)
- Jay Willis McAndrew: /s/ Jay Willis McAndrew, Jay Willis McAndrew, individually (08/14/2026)